SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 15, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM IS ONCE AGAIN ACKNOWLEDGED BY THE MARKET

Brazil, Brasília, September 15, 2005 – Brasil Telecom is pleased to inform to the market in general two significant accomplishments.

In IDG Brasil’s journal, ComputerWorld, special edition “100 Maiores de TELECOM 2005 – ComputerWorld” (Top 100 Telecom Companies in 2005), Brasil Telecom was picked, among 200 companies, as the leading company of the year in the following segments: Domestic Long Distance, Intelligent Services (0800/0500/0300) and Corporate Data Communications.

We also have another reason to be proud. In Institutional Investor Research Group –IIRG’s press release, disclosed on September 13, Brasil Telecom’s Investor Relations team was considered, by research among 59 sell side analysts, the second best in the Latin American telecommunications sector.

These acknowledgements prove the correctness of Brasil Telecom’s strategy and our commitment to transparency and information flow towards shareholders and investors.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer